FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated March 22, 2004 (“RIM Introduces New Color BlackBerry Handheld for CDMA2000 1X Wireless Networks")

News Release dated March 22, 2004 (“New Developer Tools to Enable Rich Wireless Content on BlackBerry Handhelds")

News Release dated March 22, 2004 (“SingTel and RIM to Bring BlackBerry Wireless Solution to Mobile Professionals in Asia and Australia")

Page No 2 2 3

Document 1

March 22, 2004

FOR IMMEDIATE RELEASE

RIM Introduces New Color BlackBerry Handheld for CDMA2000 1X Wireless Networks

New BlackBerry 7750 Wireless Handheld™ to Operate on the Verizon Wireless CDMA Network in the United States

CTIA Wireless 2004 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the new color BlackBerry 7750 Wireless Handheld™ for mobile professionals at the CTIA Wireless show in Atlanta. The Java™-based BlackBerry 7750™, operating on the Verizon Wireless network, is expected to be available from Verizon Wireless in April 2004.

“The high-resolution color screen and the large display make the BlackBerry 7750 ideal for email, corporate data applications and web content,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “With the BlackBerry 7750 and Verizon Wireless’ reliable and extensive CDMA 1X network, mobile professionals will be provided with a compelling solution that can dramatically increase productivity while on the go.”

BlackBerry is an award-winning wireless platform that improves the way users connect to people and information. BlackBerry integrates hardware, software and service, providing an end-to-end wireless solution. The BlackBerry 7750 is designed to provide an optimal user experience with integrated support for email, phone, SMS, organizer, Internet and intranet applications. This new handheld features a large, high resolution, color screen while maintaining excellent battery performance, which is critical for mobile use.

Introducing the BlackBerry 7750 Wireless Handheld:

o	Ideal for mobile professionals who want to manage all of their information and communications from a single, integrated handheld.

o	A large, high-resolution color screen that supports over 65,000 colors while maintaining excellent battery performance.

o	Support for 800/1900 MHz CDMA 1X networks.

o	Cradle-free wireless email synchronization.

o	Integrated email attachment viewing that supports popular file formats (including: Microsoft® Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).

o	A push-based wireless architecture that delivers messages automatically.

o	Wireless integration with multiple existing email accounts including Microsoft® Exchange, IBM Lotus® Domino™ and/or popular ISP email accounts.

o	An easy-to-use ‘thumb-typing’ keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.

o	Backlit screen and keyboard for easy reading and typing during day or night.

o	A pocket-sized, lightweight and ergonomic handheld design with an internal high performance antenna.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft Exchange or IBM Lotus Domino and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. For individuals, BlackBerry Web Client™ provides an Internet-based email interface that allows users to access multiple existing corporate

-more-

and/or personal email accounts without the need for server software (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) from a single BlackBerry handheld.

Verizon Wireless features a leading national high-speed wireless network, with average user speeds between 40-60 kilobits per second (kbps) and bursts of up to 144 kbps — similar to, or faster than using a dial-up PC connection.

Pricing information will be available through Verizon Wireless at the time of product availability.

Note to Editors: To download images of the new BlackBerry 7750, please visit http://www.rim.com/news/kit/media/downloads/index.shtml

About Verizon Wireless

Verizon Wireless is the nation’s leading provider of wireless communications. The company has the largest nationwide wireless voice and data network and 37.5 million customers. Headquartered in Bedminster, NJ, Verizon Wireless is a joint venture of Verizon Communications (NYSE:VZ) and Vodafone (NYSE and LSE: VOD). Find more information on the Web at www.verizonwireless.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: Marisa Conway Brodeur Worldwide for RIM (212) 771-3639 mconway@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

March 22, 2004

FOR IMMEDIATE RELEASE

New Developer Tools to Enable Rich Wireless Content on BlackBerry Handhelds

CTIA Wireless 2004 – Atlanta, GA – Plazmic, a subsidiary of Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), today introduced the Plazmic Content Developer’s Kit v.3.7 for the BlackBerry® wireless platform. The Plazmic Content Developer’s Kit will provide a suite of tools that allow content developers to easily create interactive and animated content to enhance applications for BlackBerry Wireless Handhelds™. Demonstrations will be shown at the CTIA Wireless show in Atlanta at the Georgia World Congress Center (RIM booth #3225).

“The Plazmic Content Developer’s Kit for BlackBerry will provide developers with the ability to create rich and interactive graphics,” said Julian Paas, Director, Content Planning at Plazmic. “With the Plazmic Content Developer’s Kit, developers will be provided with the powerful tools needed for creating rich, browser-based content to enhance their applications for BlackBerry.”

“RIM has based BlackBerry on open standards such as Java to enable developers to easily create additional applications that leverage the power of the BlackBerry wireless platform,” said Mike Lazaridis, President and co-CEO, at Research In Motion. “With the Plazmic Content Developer’s Kit, developers will have advanced tools that enable them to create rich content with optimized wireless performance.”

The Plazmic Content Developer’s Kit for BlackBerry will include a fully integrated content development environment and advanced simulation tools that significantly ease the content creation process for RIM’s award-winning BlackBerry platform. Developers, graphic artists, and Independent Software Vendors (ISVs) will be able to use this suite of tools to simplify the authoring of rich wireless content and web-based applications that leverage the high-resolution screens of color BlackBerry handhelds.

The Plazmic Content Developer’s Kit will generate content in SVG (Scalable Vector Graphics), the W3C XML-based standard for rich media content. Additional features of the Plazmic Content Developer’s Kit for BlackBerry will include:

o	Composer, a graphical authoring tool for SVG content

o	SWF Conversion Utility, transcoder for Macromedia Flash (SWF) files into SVG

o	Media Engine Simulator, provides testing and debugging features for animated content

o	BlackBerry Handheld Simulator, featuring a full copy of the BlackBerry Java Virtual Machine, allowing developers to test and monitor the performance of their content

o	SVG Transcoding Utility, a utility for transcoding SVG into a format optimized for delivery and use on wireless devices

The Plazmic Content Developer’s kit for BlackBerry is expected to be available in April free of charge to registered developers, graphic artists, enterprise customers and ISV’s at http://www.plazmic.com.

-more-

About Plazmic

Plazmic provides content deployment solutions for mobile devices worldwide, and is a subsidiary of Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM). Plazmic’s suite of software solutions enable rich content creation and deployment for wireless devices worldwide.

_________________

Media Contact: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

The Plazmic and RIM families of related marks, images and symbols are the exclusive properties of Plazmic and Research In Motion Limited respectively. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

Document 3

March 22, 2004

FOR IMMEDIATE RELEASE

SingTel and RIM to Bring BlackBerry Wireless Solution to Mobile Professionals in Asia and Australia

BlackBerry From SingTel Provides Integrated Access to Email, Data and Phone Applications in an Advanced Wireless Handheld

Singapore and Waterloo, Canada – Singapore Telecommunications Limited (SingTel) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer the BlackBerry® wireless solution to mobile professionals in Asia and Australia. BlackBerry will provide integrated access to email, data and phone applications via a color wireless handheld to customers of SingTel and its wholly-owned subsidiary in Australia, Optus, as well as SingTel’s mobile associate, Globe Telecom, a market leader in the Philippines.

“BlackBerry’s integrated access to Microsoft Exchange and IBM Lotus Domino environments, together with SingTel’s international roaming capabilities, make it an ideal solution for our corporate customers on the move,” said Mr Thomas Yeo, SingTel’s Vice President for Corporate Business Marketing. “With BlackBerry, we can further extend our existing portfolio of mobile office solutions, and expand the breadth of high quality and seamless service of wireless email to a wider market.”

“BlackBerry is a great addition to GlobeSolutions’ suite of enterprise mobility solutions,” says Globe Telecom, Corporate Business Head Dan David. “With its superior platform for delivering wireless information to the mobile professional, our corporate subscribers will find that BlackBerry complements GlobeSolutions’ business-building mobile services that have made us the partner of choice in the Philippines’ corporate market.”

“SingTel is a leading mobile operator in Asia Pacific and we are very pleased to begin working together to bring the innovative BlackBerry solution to their customers,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry has developed a very strong following around the world and we believe SingTel’s customers will also value the BlackBerry experience and the productivity benefits enabled by always-on, push-based connectivity to email and corporate data.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. The combination of RIM’s BlackBerry solution together with SingTel’s proven GSM/GPRS (local and global) coverage and unwavering commitment to quality service, will provide enterprise customers with a robust wireless platform that meets the strict security standards for mobile email.

The BlackBerry 7730™ and BlackBerry 7230™ Wireless Handhelds are designed to provide the best mobile user experience with integrated support for phone, email, SMS, organizer, web and corporate data

-more-

applications.     The handhelds feature high-resolution color screens while maintaining superior battery life, which is critical for mobile use. The BlackBerry 7730 features a larger screen ideal for many corporate data applications, while the BlackBerry 7230 incorporates a smaller screen with a more compact design.

Key features of the BlackBerry 7730 and BlackBerry 7230 include:

o	Support for international roaming* (on 900/1800/1900 MHz GSM/GPRS networks) that enable mobile professionals to use their handheld while travelling without need to change their phone number or email address.

o	Wireless integration with existing email accounts including Microsoft® Exchange, IBM Lotus® Domino™ and/or popular ISP email accounts.

o	A push-based wireless architecture that delivers messages automatically.

o	Cradle-free wireless email synchronization.

o	Integrated email attachment viewing that enables users to read important email attachments from their BlackBerry handheld (including: Microsoft Word, Excel, PowerPoint, PDF, WordPerfect and ASCII documents).

o	An easy-to-use 'thumb-typing' keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.

o	A high-resolution color screen that supports over 65,000 colors while maintaining superior battery life.

o	Backlit screen and keyboard for easy reading and typing during day or night.

o	16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery and Universal Serial Bus (USB) connectivity for quick battery charging.

o	Lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

Information regarding availability and pricing will be announced at a later date.

About SingTel

SingTel is Asia’s leading communications company with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With major operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 31 offices in 15 countries and territories throughout the Asia Pacific, in Europe and the USA. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia’s largest multi-market mobile operator, serving more than 44 million customers in six markets.

-more-

SingTel has been recognised Best Asian Telecom Carrier by industry publication, Telecom Asia, for six consecutive years since 1998. The Group employs more than 19,000 people worldwide and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: Chia Boon Chong Corporate Communications +65 6838 2022 boonchong@singtel.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

*Check with carrier for GSM/GPRS roaming arrangements.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 22, 2004	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance